SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For October 8, 2004

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

“This notice is exclusively for information purposes, it does not refer to an offer to sell debentures”

Notice of the Conclusion of Debentures Public Distribution

Intermediary Institutions of the 6th issue

The Leading Intermediary Institution of the 6th Issue is Unibanco – União de Bancos Brasileiros S.A. Announce that six hundred thousand (600,000) simple debentures were subscribed and fully paid, in the nominative form, book-entry, not convertible into stocks, in three series, of unsecured type, with unit face value of one thousand Reais (R$ 1,000.00), on the date of the issue, at September 1, 2004, related to the 6th issue of:

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Corporate Taxpayer’s Identification (CNPJ) # 43.776.517/0001-80 - Publicly-held Corporation
Rua Costa Carvalho nº 300 – São Paulo – SP

ISIN 1st Series No. BRSBSPDBS0L6 ISIN 2nd Series No. BRSBSPDBS0M4 ISIN 3rd Series No. BRSBSPDBS0N2
Standard & Poor’s: “brA” Fitch Atlantic Ratings: “A(bra)”
Summing up the amount of:

R$ 600,000,000.00
(Six hundred million of Reais)

The issue was approved as per resolution of (i) the Meeting of Issuer’s Board of Directors held on June 17, 2004, the Minutes of which were published by the Official Gazette of the São Paulo State and by the “Valor Econômico” newspaper, at July 13, 2004, and filed with the JUCESP (Board of Trade of São Paulo State) - (“JUCESP”) under #339.613/04-0, at July 13, 2004, (ii) of the Board of Directors’ Meeting held on August 26, 2004, the Minutes of which were filed at JUCESP, at August 31, 2004, under #398.462/04-5, and published by the Official Gazette of the São Paulo State and by the “Folha de São Paulo” newspaper, at August 28, 2004; and (iii) of the Board of Directors’ Meeting held on September 13, 2004, the Minutes of which were filed at JUCESP, at September 24, 2004, under #421.151/04-3, published by the Official Gazette of the São Paulo State and by the “Valor Econômico” newspaper, on September 15, 2004, and it was carried out under the scope of Securities Distribution First Program, filed with the CVM (Brazilian Securities Commission) (“CVM”) under the terms of CVM Instruction #400, as of December 29, 2003, duration of which is of two (2) years and limit is of one billion, five hundred million of Reais (R$ 1,500,000,000.00) (“Program”).

	1st Series		2nd Series		3rd Series

Placement Allocation	Purchasers	Quantity of Debentures	Purchasers	Quantity of Debentures	Purchasers	Quantity of Debentures

Individuals	3	210	6	710	4	420
Investment Funds	90	173,000	35	120,000	2	44,500
Private Pension Entities	3	18,000	3	20,000	2	15,000
Intermediary Institution Participating in the Distribution Consortium	1	4,596	3	31,950	1	120,000
Other Financial Institutions	3	33,007	4	15,507	-	-
Other Legal Entities	5	3,000	1	100	-	-
Total	105	231,813	52	188,267	9	179,920

Registrations with the Brazilian Securities Commission under # CVM/SRE/DEB/2004, from 031 to 033 on
September 17, 2004.

ISSUING FIDUCIARY AGENT	ISSUING DEPOSITARY INSTITUTION
Oliveira Trust Distribuidora de Títulos e Valores Mobiliários S.A.	Banco Bradesco S.A.
Corporate Taxpayer’s Identification (CNPJ)# 36.113.876/0001-91	Shares and Custody Department
Avenida das Américas nº 500, Bloco 13, Grupo 205	Corporate Taxpayer’s Identification (CNPJ) # 607469480001-12
Condomínio Downtown – Barra da Tijuca – Rio de Janeiro	Cidade de Deus Vila Iara Prédio Amarelo 2° andar – Osasco SP

“The public distribution of debentures was prepared in accordance with the provisions of Self-Regulation Code of ANBID (Brazilian Association of Investment Banks and Securities Dealers) related to Public Offerings of Marketable Securities registered with the 5th Registry of Deeds and Documents of Rio de Janeiro State under # 497585, in compliance with the minimum standards of information contained therein, and ANBID does not assume any responsibility for the referred information, the quality of the Issuer, the Participant Institutions and the Debentures.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: October 8, 2004

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.